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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-2
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No. 2)*

                                StockerYale, Inc.
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                                (Name of issuer)

                                  Common Stock
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                         (Title of class of securities)

                                   86126 T104
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                                 (CUSIP number)

    Mark W. Blodgett, Chairman and Chief Executive Officer, StockerYale, Inc.
                                32 Hampshire Road
                           Salem, New Hampshire 03079
                                 (603) 873-8778
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   (Name, address and telephone number of person authorized to receive notices and communications)

                                December 31, 2001
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  (Page 1 of 6)


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CUSIP NO. 86126 T104                13D                       PAGE 2 OF 6 PAGES
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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Mark W. Blodgett

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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                              (a)  |_|
                                              (b)  |X|
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           PF
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                    |_|

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

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     NUMBER OF

      SHARES          7.       SOLE VOTING POWER                4,346,859

   BENEFICIALLY       8.       SHARED VOTING POWER              0

  OWNED BY EACH       9.       SOLE DISPOSITIVE POWER           4,346,859

    REPORTING         10.      SHARED DISPOSITIVE POWER         0

   PERSON WITH

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,346,859

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                 |_|

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7%
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14.        TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 86126 T104                13D                       PAGE 3 OF 6 PAGES
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         This Amendment No. 2 ("AMENDMENT NO. 2") amends and supplements the
Report on Schedule 13D, originally filed on February 13, 1997, as amended to date (collectively, the "SCHEDULE 13D"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

         This Report on Schedule 13D relates to shares of common stock, par value $.001 per share (the "COMMON STOCK") of StockerYale, Inc. (the "COMPANY"). The principal executive offices of the Company are located at 32 Hampshire Road, Salem, New Hampshire 03079.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Blodgett has acquired beneficial ownership of 2,989,542 shares of Common Stock and disposed of 38,613 Shares of Common Stock since the date of the last amendment of this Schedule 13D. Mr. Blodgett has used personal funds to acquire the majority of these shares, which may at any time include funds borrowed in the ordinary course, including through his margin accounts, to acquire his current holdings of shares of Common Stock in various transactions, including acquiring shares in open market or privately negotiated transactions using personal or borrowed funds. Mr. Blodgett has also acquired shares in exchange for a personal guarantee of Company indebtedness, for cancellation of indebtedness of the Company to Mr. Blodgett, and as equity compensation in the form of stock options.

ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Blodgett holds the shares of Common Stock disclosed herein as directly beneficially owned by him for investment purposes. The shares of Common Stock disclosed herein as indirectly beneficially owned by him are held by his spouse and by trusts for the benefit of certain members of his immediate family and are held for investment purposes. Mr. Blodgett may, from time to time, consider acquiring additional shares of Common Stock in open market or privately negotiated transactions or disposing of certain of his existing shares to the extent such actions fit his personal investment strategy.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

(a) Mr. Blodgett beneficially owns 4,346,859 shares of Common Stock, representing 33.7% of the 12,453,474 shares of Common Stock issued and outstanding as of July 31, 2002. Of the foregoing shares, 437,500 shares are underlying options that are exercisable as of July 31, 2002 or within 60 days of such date and 1,024,753 shares are indirectly beneficially owned by Mr. Blodgett as follows: (i) 100,439 shares are owned by the HW Blodgett TR U/A/D 1/22/86 Trust, of which Mr. Blodgett is a trustee; (ii) 174,314 shares are owned by the Helen W. Blodgett Trust, of which Mr. Blodgett is a trustee; and (iii) 750,000 are owned of record by Mr. Blodgett's spouse, Helen W. Blodgett.

(b) Mr. Blodgett has sole power to vote and dispose of 4,346,859 shares of Common Stock.

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CUSIP NO. 86126 T104                13D                       PAGE 4 OF 6 PAGES
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(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Blodgett holds 670,000 options to purchase shares of Common Stock, of which 437,500 are currently exercisable or exercisable within 60 days of July 31, 2002, pursuant to the following option agreements:

(i) a Nonqualified Stock Option Agreement for 60,000 shares of Common Stock, dated as of January 1, 1999, pursuant to the Company's 1996 Stock Option and Incentive Plan

(ii) a Nonqualified Stock Option Agreement for 70,000 shares of Common Stock, dated as of April 1, 1999, pursuant to the Company's 1996 Stock Option and Incentive Plan;

(iii) a Nonqualified Stock Option Agreement for 190,000 shares of Common Stock, dated as of May 20, 1999, pursuant to the Company's 1996 Stock Option and Incentive Plan;

(iv) a Nonqualified Stock Option Agreement for 40,000 shares of Common Stock, dated as of February 1, 2000, pursuant to the Company's 1996 Stock Option and Incentive Plan; and

(iv) a Nonqualified Stock Option Agreement for 310,000 shares of Common Stock, dated as of April 2, 2001, pursuant to the Company's 2000 Stock Option and Incentive Plan.

         Each of these agreements is based upon either (i) the form of Nonqualified Stock Option Agreement for employees under the Company's 1996 Stock Option and Incentive Plan, filed as Exhibit 10.1(c) to the Company's Form 10-K for the year ended December 31, 2001 or (ii) the amended form of Nonqualified Stock Option Agreement for employees under the 2000 Stock Option and Incentive Plan, filed as Exhibit 10.3(g) to the Company's Form 10-QSB for the fiscal quarter ended June 30, 2001. These agreements contain provisions pursuant to which the options granted thereunder will vest as a result of the passage of time, subject to Mr. Blodgett's continued employment with the Company.

         Other than the option agreements listed above and as disclosed in
Item 5(a) above, Mr. Blodgett is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) concerning any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Mr. Blodgett has pledged 0 shares of Common Stock as collateral for a personal loan or margin account. Other than the foregoing, none of the shares of Common Stock disclosed herein as beneficially owned by Mr. Blodgett have been pledged or are otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.


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CUSIP NO. 86126 T104                13D                       PAGE 5 OF 6 PAGES
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ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

       None.


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CUSIP NO. 86126 T104                13D                       PAGE 6 OF 6 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

August 9, 2002.


                                               Mark W. Blodgett



                                               /s/ MARK W. BLODGETT
                                               --------------------------------
                                               Mark W. Blodgett